

UNITED STATES
'URITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



SEC MAIL
RECEIVED
JUN 2 8 2010
WASH, DC
193

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to ______________

Commission file number 333-86936

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN
ONE MERCEDES DRIVE
MONTVALE, NJ 07645

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DAIMLER AG
EPPLESTRASSE 225
70567 STUTTGART
GERMANY

REQUIRED INFORMATION

Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Mercedes-Benz USA, LLC Employee Retirement Savings Plan Committee, which is the Plan Administrator of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mercedes-Benz USA, LLC
Employee Retirement Savings Plan



Date: June 25, 2010

Charles Shady,
Secretary and
Member of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan Committee



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey, New York, Pennsylvania, Maryland, Florida, and Colorado

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Mercedes-Benz USA, LLC Employee Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Mercedes-Benz USA, LLC Employee Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for plan benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at December 31, 2009) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

WithumSmith & Brown, PC

June 25, 2010

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2009 AND 2008

ASSETS	**2009**	2008
Investments at fair value:		
Russell Investment Group Commingled Employee Benefit Funds:		
Money Market Fund	**$ 31,773,160**	$ 39,175,971
Equity I Fund (Class E)	**49,102,333**	37,434,121
Global Balanced Fund (Class E)	**40,757,280**	30,686,641
Fixed Income I Fund (Class C)	**24,602,571**	19,470,496
International Fund (Class D)	**16,810,073**	9,913,978
Russell 1000 Index Fund (Class C)	**11,561,095**	7,095,995
Small Cap Fund (Class B)	**10,264,554**	6,206,075
Growth Fund (Class E)	**11,196,481**	6,070,358
Value Fund (Class E)	**9,278,282**	4,990,846
2010 Strategy	**333,969**	87,541
2015 Strategy	**1,274,736**	492,377
2020 Strategy	**2,456,125**	486,548
2025 Strategy	**1,826,059**	348,636
2030 Strategy	**1,244,448**	102,564
2035 Strategy	**1,217,491**	101,175
2040 Strategy	**957,999**	88,844
2045 Strategy	**968,026**	95,320
2050 Strategy	**586,020**	53,036
Retirement Fund	**1,126,718**	6,159
Daimler AG Stock Fund	**4,526,929**	2,229,159
Participants' loans receivable	**4,440,408**	3,548,125
Total investments	**226,304,758**	168,683,965

See Accompanying Notes to Financial Statements.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (continued)
DECEMBER 31, 2009 AND 2008

ASSETS (continued)	**2009**	2008
Receivables:		
Contributions:		
Employee	$ -	$ 761,630
Employer	-	377,450
Receivable from MBUSA, LLC	-	51,240
Investment income	-	32,486
Securities sold	-	808,138
Total receivables	-	2,030,944
Total assets	**226,304,758**	170,714,909
LIABILITIES		
Payable for securities purchased	**1,119,500**	1,926,462
Accrued expenses	**21,505**	1,597
Total liabilities	**1,141,005**	1,928,059
Net assets available for plan benefits	**$225,163,753**	$168,786,850

See Accompanying Notes to Financial Statements.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2009

Investment income:	
Net appreciation in fair value of investments	$ 39,589,112
Interest	64,095
Interest on participant loans	263,492
Dividends	60,489
Total investment income	39,977,188
Contributions:	
Employee	16,942,713
Employer	10,599,376
Rollover	1,023,459
Total	28,565,548
Total additions	68,542,736
Distributions to participants	(12,099,547)
Administrative expenses	(66,287)
Total deductions	(12,165,834)
Net increase for the year	56,376,903
Net assets available for plan benefits, beginning of year	168,786,850
Net assets available for plan benefits, end of year	$225,163,753

See Accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the plan:

The following brief description of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the Plan) is provided for purposes of general information only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a participant-directed defined contribution plan covering all eligible nonunion employees, as defined, of Mercedes-Benz USA, LLC and its subsidiary and affiliated companies (collectively, the Company), which elect to participate in the Plan. Effective October 1, 2008, employees are automatically enrolled in the Plan as of their date of hire. Mercedes-Benz USA, LLC is a wholly-owned subsidiary of Daimler North America Holding Corporation and, ultimately, a wholly-owned subsidiary of Daimler AG.

Participants may contribute up to a total of 10% (pre-tax and after-tax contributions) of their gross earnings, as defined, not in excess of $225,000 of gross earnings. Before-tax contributions for non-highly compensated employees can be up to 50% of gross earnings on a pre-tax basis. Before-tax contributions for highly compensated employees can contribute up to 8% of gross salary on a pre-tax basis. Any contributions above 8% must be made in after-tax dollars. Such contributions are limited to the maximum amount permitted for Federal income tax purposes. The participants are always 100% vested with respect to their own contributions.

Participating employees age 50 and above may elect to make "Catch Up" pre-tax contributions to the Plan above the Plan's 8% pre-tax maximum. The maximum additional Catch Up contributions during the 2009 and 2008 Plan years were $5,500 and $5,000, respectively. Catch Up contributions are not matched by the Company.

The Company matches 75% of participants' contributions up to a maximum of 8% of gross earnings. The Company contributions, which begin after one year of service, together with the earnings or losses on these contributions, will be available to the participants at withdrawal time only to the extent they are vested. All Company contributions will become fully vested in the event of a participant's death, early retirement at age 55, total and permanent disability, or the attainment of age 65 (normal retirement date). Otherwise, Company contributions for each year will vest at the rate of 20% per year of service for the first five years of service. After a participant has attained five years of service, all current and future contributions are immediately vested. Forfeiture of non-vested participants' Company contributions reduces the Company contribution in the year of forfeiture. Forfeitures were $40,832 and $68,484 for 2009 and 2008, respectively.

Participants may transfer funds ("Rollover") from another qualified plan into the Plan. Other qualified plans would include a 401(k) with a prior employer or a Rollover IRA.

Note 1 - General description of the plan (continued):

Once reaching the age of 59-1/2, a participant can withdraw all before-tax contributions including earnings for any reason. A partial or total withdrawal (including vested Company contributions) of a participant's after-tax contributions may be made on any valuation date or as soon as administratively feasible thereafter. If participants choose to make a total withdrawal, their participation in the Plan is suspended for two years. In addition, participants may withdraw before-tax contributions in the event of a financial hardship in the amount equal to their immediate financial need. Hardship withdrawals will be processed as soon as administratively feasible following approval by the Savings Plan Committee and, in most cases, the withdrawal will be subject to Federal income taxes.

Effective July 1, 2009, actively employed participants are able to keep funds in the Plan until terminated or retired. Participants are no longer required to have entire account balance distributed at age 65. In addition, any participant who leaves the company will be required to take total distribution from their 401k at age 70.

Employees may elect to have their contributions and the applicable matching Company contributions invested in the following Russell Investment Group Funds: Equity I Fund, Fixed Income I Fund, Global Balanced Fund, Growth Fund, International Fund, Money Market Fund, Russell 1000 Index Fund, Retirement Fund, Small Cap Fund, various Strategy Funds, Value Fund, and the Daimler AG Stock Fund (collectively, the Trust Fund), or a combination of the available funds. Income of each fund is reinvested in that fund.

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to continue or amend the Plan, revise the rate of Company contributions or terminate the Plan at any time. If terminated, the assets of the Plan will be distributed to the participants and beneficiaries in the order and manner prescribed in ERISA. The Trust Fund is administered by the trustee, Russell Investment Group (Trustee), under an agreement with the Company.

The Plan is administered by the Savings Plan Committee appointed by the Company's Board of Directors.

Note 2 - Summary of significant accounting policies:

Basis of accounting:

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 2 - Summary of significant accounting policies (continued):

Investment valuation and income recognition:

Investments in securities and commingled employee benefit funds are valued at the fair market value on the last business day of the year based on quoted market rates from national stock exchanges. Participant loans receivable are valued at cost, which approximates fair value. With respect to pooled funds, the Plan shares in the gains or losses according to the percentage of the Plan's assets to the total assets of the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Loans:

Participants may borrow from their individual participant accounts up to a maximum of the lesser of $50,000 or 50% of the market value of their vested balance. The minimum amount that may be borrowed is $2,000 and the loan amount must be in $100 increments. The interest rate used in calculating repayments is the prime rate plus one percentage point at the time of the loan and rates range from 4.25% to 10.5% as of December 31, 2009. The interest rate is fixed at the time of loan origination and remains unchanged for the life of the loan. The interest paid by the participant is credited to the participant's retirement savings account. The loans have maturities of one to five years or up to fifteen years for the purchase of a principal residence. Loan repayments for principal and interest are made ratably as individual payroll deductions during each regularly scheduled pay period. Loan transactions are treated as a transfer to (from) the respective fund from (to) the participants' loans receivable fund. The loans are secured by the balance in the participant's account.

Distributions:

Distributions to Plan participants are recorded when paid. The benefit distribution to which a participant is entitled is that benefit which can be provided from the participant's vested account balance.

Expenses of the plan:

Trust expenses incurred in the administration of the Plan are generally charged to and paid by the participants. All other administrative expenses of the Plan are paid for by the Company.

Concentration of risks and uncertainties:

The assets of the Plan are primarily financial instruments which are monetary in nature and concentrated in investment securities. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. Investments in funds are subject to risk conditions of the individual investment or fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the December 31, 2009 financial statements.

Note 2 - Summary of significant accounting policies (continued):

Financial instruments:

The fair values of the receivable for investment income and securities sold, and the payable for securities purchased approximated the carrying values at December 31, 2009 and 2008 due to the short maturities of the instruments. The carrying values of the participants' loans receivables approximate fair values. All other Plan investments are recorded at fair value.

Fair Value Measurements

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets that are invested in various Trustee funds; such investments are measured at fair value.

At the discretion of the Trustee, certain securities are valued on the basis of market valuations provided by third-party pricing services when such prices are available and believed to be reliable. Values provided by the pricing services, as well as values determined by the Trustee, are generally determined as follows:

- US listed equities; equity and fixed income options: Last sale price; last bid price if no last sale price;
- US over-the-counter equities: Official closing price; last bid price if no closing price;
- Foreign equities: Official closing price, where available, or last sale price; last bid price if no official closing price;
- Listed ADRs/GDRs: Last sale price; last bid price if no last sale price;
- Municipal bonds, US bonds, Eurobonds/foreign bonds: Evaluated bid price; broker quote if no evaluated bid price;
- Futures: Settlement price.
- Bank loans and forwards: mean between bid and asking price.
- Mutual Funds: Investments in other mutual funds are valued at their net asset value per share, calculated at 4 p.m. Eastern time or as of the close of the New York Stock Exchange, whichever is earlier.
- Swap Agreements: The value of swap agreements is equal to the funds' obligation (or rights) under swap contracts which will generally be equal to the net amounts to be paid or received under the contracts based upon the relative values of the positions held by each party to the contracts.

Note 2 - Summary of significant accounting policies (continued):

- Investments in other funds (except mutual funds as stated above) are fair valued generally at an amount equal to the net asset value of the funds' investment in other funds as determined by the underlying funds' general partner or manager. If no such information is available or, if such information is deemed to be inappropriate, a fair value is determined in good faith by the Trustee. Generally the net asset values of the investments in other funds are determined whereby the funds record the investment at its acquisition cost and the value is adjusted to reflect the funds' share of the income or loss and additional contributions to or withdrawals from the other funds. The resulting values are represented by the changes in net asset values in the underlying funds.

The Money Market Fund is valued at amortized cost which approximates market, as investments are debt obligation securities held in other funds that mature within 60 days of the time of purchase.

If market quotations are not readily available for a security or if subsequent events suggest that a market quotation is not reliable, the funds will use the security's fair value, using consistently applied procedures established by and under the general supervision of the Trustee. The Trustee may involve subjective judgments as to the fair value of securities. The effect of fair value pricing is that securities may not be priced on the basis of quotations from the primary market in which they are traded, but rather may be priced by another method that the Trustee believes reflects fair value. The use of fair value pricing by a Fund may cause the net asset value of fund units to differ significantly from the net asset value that would be calculated using current market values. Fair value pricing could also cause discrepancies between the daily movement of the value of fund units and the daily movement of the benchmark index if the index is valued using another pricing method.

Because foreign securities can trade on non-business days, the net asset value of a Fund's portfolio that includes foreign securities may change on days when unitholders will not be able to purchase or redeem Fund units.

Note 2 - Summary of significant accounting policies (continued):

The Plan has adopted the authoritative guidance that establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The carrying values of the participants' loans receivables approximate the fair values of such investments, as the contractual terms of the loan cannot be transferred or assigned to another party. Given the insignificance of the participants' loans receivable relative to the Plan's financial statements, the related fair value disclosures presented below exclude the participants' loans.

Note 2 - Summary of significant accounting policies (continued):

Fair Value Summary

2009 Market Value	Level One	Level Two	Level Three	Totals
Common Stock				
Daimler AG Stock Fund	$ 4,526,929			$ 4,526,929
Common/Collective Trust Funds				
Equity Fund		$ 49,102,333		
Global Balanced Fund		40,757,280		
Money Market		31,773,160		
Bond Fund		24,602,571		
International Fund		16,810,073		
Strategy Funds		11,991,591		
Growth Fund		11,196,482		
R1000 Index Fund		11,561,095		
Small Cap Fund		10,264,554		
Value Fund		9,278,282		
				$ 217,337,421
Total Investment In Securities-Assets	$ 4,526,929	$217,337,421	$ -	$ 221,864,350

2008 Market Value	Level One	Level Two	Level Three	Totals
Common Stock				
Daimler AG Stock Fund	$ 2,229,159			$ 2,229,159
Common/Collective Trust Funds				
Equity Fund		$ 37,434,121		
Global Balanced Fund		30,686,641		
Money Market		39,175,971		
Bond Fund		19,470,496		
International Fund		9,913,978		
Strategy Funds		1,862,200		
Growth Fund		6,070,358		
R1000 Index Fund		7,095,995		
Small Cap Fund		6,206,075		
Value Fund		4,990,846		
				$ 162,906,681
Total Investment In Securities-Assets	$ 2,229,159	$162,906,681	$ -	$ 165,135,840

Note 2 - Summary of significant accounting policies (continued):
Effects of New Accounting Pronouncements:

In April 2009, the FASB issued authoritative guidance on, Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. The pronouncement provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased as well as guidance on identifying circumstances that indicate a transaction is not orderly. This guidance was adopted by the Plan during 2009 and did not have a material impact on the Plan's financial statements.

In May 2009, the Plan adopted guidance relating to subsequent events, which establishes general standards of accounting for and disclosure of events that occur after the statement of net assets available for plan benefits date ("subsequent events"). This standard was effective for the Plan's 2009 financial statements (see Note 7).

In June 2009, the FASB issued a standard which stipulated that FASB *Accounting Standards Codification™* is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. This standard was effective for the Plan's 2009 financial statements. The implementation of this standard had no effect on the Plan's statement of net assets available for plan benefits or statement of changes in net assets available for plan benefits.

In January 2010, the FASB, issued an update on improving disclosures about fair value measurements. This guidance requires: (a) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (b) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (c) disclosures by class of assets and liabilities; and (d) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The Plan is currently evaluating the impact this guidance will have on the financial statement disclosures.

The Plan is not aware of any other new accounting standards that were required to be adopted in 2009, or yet to be adopted, that would impact the Plan's 2009 or prospective financial statements.

Note 3 - Tax status of the plan:

The Plan has received a favorable determination letter from the Internal Revenue Service dated August 26, 2003, which stated the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and are tax exempt. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Note 4 - Investments:

The following table presents all investments that represented 5% or more of the Plan's net assets at respective year ends:

	December 31,	
	2009	2008
Russell Investment Group Commingled Employee Benefit Funds:		
Equity I Fund	**$49,102,333**	$37,434,121
Global Balanced Fund	**40,757,280**	30,686,641
Fixed Income I Fund	**24,602,571**	19,470,496
Money Market Fund	**31,773,160**	39,175,971
International Fund	**16,810,073**	9,913,978
Russell 1000 Index Fund	**11,561,095**	*

* less than 5%

During 2009, the Plan recognized interest and dividend income of $388,076, which includes interest on participant loans of $263,492. During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Russell Investment Group Commingled Employee Benefit Funds:	
Equity I Fund	$ 11,092,285
Global Balanced Fund	8,478,634
International Fund	3,754,022
Fixed Income I Fund	3,404,963
Small Cap Fund	2,072,438
Growth Fund	2,840,586
Russell 1000 Index Fund	2,532,621
Value Fund	1,990,611
2010 Strategy	45,007
2015 Strategy	192,496
2020 Strategy	438,085
2025 Strategy	311,974
2030 Strategy	175,802
2035 Strategy	253,021
2040 Strategy	172,653
2045 Strategy	183,474
2050 Strategy	77,819
Retirement Fund	87,365
Daimler AG Stock Fund	1,485,256
Total	$ 39,589,112

NOTES TO FINANCIAL STATEMENTS

Note 5 - Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in their accounts.

Note 6 - Related party transactions:

The Plan's investments are in securities and shares of commingled employee benefit funds managed by Russell Investment Group, the Trustee, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Direct expenses paid by the Plan to the Trustee were $26,263 in 2009.

	2009	2008
Management Fees	$ 26,263	$ 4,297
DAG Taxes	40,024	-
	$ 66,287	$4,297

As of December 31, 2009 and 2008, the Plan held 84,933 and 58,233 shares of Daimler AG Stock Fund with fair values of $4,526,929 and $2,229,159, respectively. This investment represented less than 10% of Plan assets at December 31, 2009 and 2008.

Note 7 – Subsequent Events

The Plan has evaluated subsequent events occurring after the statement of net assets date of December 31, 2009. Based on the evaluation, the Plan has determined that the following subsequent event requires disclosure.

On May 26, 2010, Daimler AG notified the New York Stock Exchange of its intention to discontinue the listing of its shares. Daimler AG has also applied to the Securities & Exchange Committee ("SEC") for deregistration of all its securities registered with the SEC and termination of its reporting obligations under the U.S. Securities Exchange Act of 1934 (the proposed effectiveness date of delisting - currently June 7, 2010).

The Savings Plan Committee then determined the following course of action:

(1) Freeze future Savings Plan Contributions to the Daimler AG Stock Fund "effective on the close of business" June 5, 2010 The Fund will remain active with regard to securities purchased prior to such date.

(2) Consider (in a timely and prudent manner) whether or not the Daimler AG Stock Fund is a practical fund solution in the long run based on an analysis of state and federal regulatory requirements (post delisting), costs, liquidity, issues of administration, etc.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

E.I. #22-2375138
PLAN #002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of Issue, Borrowers, Lessor or Similar Party	Number of Units	Current Value
Russell Investment Group Commingled Employee Benefit Funds*:		
Money Market Fund	31,773,160	$ 31,773,160
Equity I Fund (Class E)	5,025,827	49,102,333
Global Balanced Fund (Class E)	3,184,162	40,757,280
Fixed Income I Fund (Class C)	1,369,091	24,602,571
International Fund (Class D)	1,510,339	16,810,073
Russell 1000 Index Fund (Class C)	255,720	11,561,095
Small Cap Fund (Class B)	658,829	10,264,554
Growth Fund (Class E)	1,397,813	11,196,482
Value Fund (Class E)	633,330	9,278,282
2010 Strategy	31,837	333,969
2015 Strategy	134,608	1,274,736
2020 Strategy	252,688	2,456,125
2025 Strategy	211,349	1,826,059
2030 Strategy	143,867	1,244,448
2035 Strategy	149,020	1,217,491
2040 Strategy	110,496	957,999
2045 Strategy	118,776	968,026
2050 Strategy	67,204	586,020
Retirement Fund	113,124	1,126,718
Daimler AG Stock Fund*	84,933	4,526,929
Participants' loans - 487 loans outstanding; maturing through 2025 at rates ranging from 4.25% to 10.5%		4,440,408
Total investments		$226,304,758

* Party-in-interest as defined by ERISA.

See Report of Independent Registered Public Accounting Firm.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN
INDEX TO EXHIBITS REQUIRED BY ITEM 601, REGULATION S-K

Exhibit No.	Description	Page of Sequentially Numbered Pages
23.1	Consent of Independent Registered Public Accounting Firm	19
32.1	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	20



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
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Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-86936 and 333-134198 of Daimler AG on Form(s) S-8 of our report dated June 25, 2010, appearing in this Annual Report on Form 11-K of Mercedes-Benz USA, LLC Employee Retirement Savings Plan as of and for the year ended December 31, 2009.

WithumSmith+Brown, PC

June 25, 2010

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the Plan) on Form 11-K for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on June 23, 2010 (the Report), I, Charles Shady of Mercedes-Benz USA, LLC, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge:

1) the Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 25, 2010



Charles Shady, Secretary and
Member of the Mercedes-Benz USA,
LLC Employee Retirement Savings
Plan Committee